FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2004

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press Release
QUEBECOR MÉDIA INC.
Filed in this Form 6-K

Documents index

1.	Press Release dated July 29, 2004 (Quebecor inc. and Quebecor Média inc.)

2.	Extract of the Consolidated Financial Statements of Quebecor inc. and Quebecor Media Inc. and its Subsidiaries for the six-month period ended June 30, 2004;

3.	Supplementary Disclosure of Quebecor Media Inc. for the quarter ended June 30, 2004.

QUEBECOR INC.

July 29, 2004

For immediate release

QUEBECOR INC. AND QUEBECOR MEDIA INC.
REPORT SECOND QUARTER 2004 RESULTS

Highlights

»	Quebecor’s operating income up $116.7 million (34.7%) to $453.0 million.

»	Quebecor World’s operating income up $89.8 million (52.2%) to $261.7 million due to effective restructuring and cost-control initiatives over the last 12 to 18 months and lower specific charges.

»	Quebecor Media’s operating income up $27.5 million (16.7%).

»	Operating income jumps 31.1% in the Cable Television segment, mainly due to customer-base growth for the illico™ digital cable television service (93,000) and the Internet access service (95,000) compared with the second quarter of 2003, as well as lower operating charges.

»	Operating income up in all segments of Quebecor Media except Leisure and Entertainment, which posted a minor decrease.

»	Vidéotron and Videotron Telecom announce launch of a residential telephone service using Voice over IP (VoIP) technology in Québec during the first half of 2005.

»	Quebecor resumes payment of dividends and declares quarterly dividend of $0.04 per share.

Montréal, Québec –  Quebecor Inc.’s revenues were stable at $2.69 billion in the second quarter of 2004. Higher revenues at Quebecor Media Inc. were offset by the unfavourable impact of the translation of Quebecor World Inc.‘s revenues into Canadian dollars.

Quebecor’s operating income was up $116.7 million or 34.7% to $453.0 million.

Quebecor World’s operating income increased by $89.8 million (52.2%) to $261.7 million due to effective restructuring programs, work-force reductions and cost-control efforts. The increase is also explained by the recording of specific charges in the amount of $9.3 million for write-downs of other assets and other items in the second quarter of 2004, significantly less than the $71.1 million in specific charges recorded in the same period of 2003.

Quebecor Media’s operating income rose $27.5 million (16.7%) over the $164.5 million in the second quarter of 2003 to $192.0 million this year. Almost all segments contributed to the improvement, most notably Cable Television, with a $21.6 million (31.1%) increase in operating income.

Quebecor generated net income of $6.6 million ($0.10 per basic share) in the second quarter of 2004, compared with a net loss of $28.8 million ($0.45 per basic share) in the same quarter of 2003. The improvement was essentially due to the increase in operating income, lower amortization charges and reduced reserves for restructuring. Excluding reserves for restructuring, impairment of assets and other special charges, and related income tax, net of non-controlling interest, net income would have been $23.4 million in the second quarter of 2004 ($0.36 per basic share), compared with $0.3 million in the same period of 2003.

“Quebecor World improved its operating results and boosted its gross operating margins in the second quarter, demonstrating that the restructuring and cost-cutting efforts are paying off,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “Almost all of Quebecor Media’s subsidiaries increased their revenues and operating income from last year, including our Cable Television subsidiary, which continues to post excellent results. So our two major operating subsidiaries, Quebecor World and Quebecor Media, both made a strong contribution to Quebecor’s operating results in the second quarter,” concluded Pierre Karl Péladeau.

Quebecor’s year-to-date revenues totalled $5.28 billion, compared with $5.54 billion at the same point last year. The decrease was due primarily to the unfavourable impact of the conversion of Quebecor World’s revenues into Canadian dollars. Operating income was $823.0 million in the first half of the year, compared with $706.1 million in 2003, due to improved operating profits posted by Quebecor World and Quebecor Media. Net income amounted to $11.8 million ($0.18 per basic share), compared with a net loss of $17.8 million ($0.28 per basic share) in the same period of 2003. The improvement in profitability was produced essentially by the factors noted above in the discussion of the quarterly results.

Dividend

On July 29, 2004, the Company’s Board of Directors declared a quarterly dividend of $0.04 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on September 7, 2004 to shareholders of record at the close of business on August 13, 2004. It is the first time the Company has declared a dividend since the payment of dividends was suspended in the third quarter of 2001.

Quebecor Media Inc.

Quebecor Media’s second quarter revenues totalled $613.2 million, an increase of $27.6 million or 4.7%. Operating income rose by $27.5 million (16.7%) from $164.5 million to $192.0 million, increasing by $21.6 million (31.1%) in the Cable Television segment and $3.0 million (11.2%) in the Broadcasting segment. Operating profits also increased in all other segments except Leisure and Entertainment.

For the year to date, Quebecor Media’s revenues were up $47.3 million or 4.2% to $1.18 billion. Operating income was $323.3 million, an increase of $25.9 million (8.7%).

On July 26, 2004, Quebecor Media’s Board of Directors declared a dividend of $20.0 million payable on July 27, 2004.

Cable Television

In the Cable Television segment, quarterly revenues increased $11.9 million (6.0%) to $210.4 million, mainly because of higher revenues from the illico™ digital cable television service, up $12.7 million (67.6%) from the second quarter of 2003, and from Internet access services, up $8.0 million (17.5%). The two services gained 93,000 and 95,000 customers respectively between June 30, 2003 and June 30, 2004, for growth rates of 47.9% and 27.0%. Operating income surged by $21.6 million (31.1%), mainly because of customer-base growth and improved operating margins for the segment’s premium services and the reversal of reserves for disputes. Free cash flow from operations was $41.5 million in the second quarter of 2004, compared with $29.2 million in the same quarter of 2003.

For the first half of the year, the Cable Television segment’s revenues amounted to $419.1 million, a $25.6 million (6.5%) increase. Operating income totalled $163.8 million, up $29.2 million (21.7%). Vidéotron’s average operating margin for all operations for the year to date stood at 39.1%, compared with 34.2% at the same point last year.

On July 9, Le SuperClub Vidéotron ltée closed the acquisition of the assets of Jumbo Entertainment Inc., which operates a national Canadian chain of 105 video rental stores.

Vidéotron ltée and Videotron Telecom announced today that they will launch a residential telephone service using Voice over IP (VoIP) technology in Québec during the first half of 2005. Fixed Capital investments for this project, excluding customer acquisition costs, are expected to total $80.0 million over the next four years. In addition, acquisition costs are expected to total $250 per customer.

Newspapers

The Newspapers segment reported an $8.0 million (3.6%) increase in revenues to $233.2 million in the second quarter of 2004. Advertising and circulation revenues rose 4.1% and 2.7% respectively. Revenues grew 1.9% at the metropolitan dailies and 9.5% at the community newspapers, where the acquisition of Annex Publishing & Printing during the fourth quarter of 2003 accounted for most of the increase. Operating income was up $0.9 million (1.4%) to $64.9 million despite a $2.3 million negative variance from the operating losses of the free dailies 24 heures Montréal Métropolitain™ in Montréal and 24 Hours™ in Toronto. The launch of the new Toronto publication and the introduction of a new concept for Montréal accounted for the larger losses. However, the results of the two free dailies showed continued quarter-over-quarter improvement, with a 71.4% increase in revenues and a 29.8% decrease in operating losses in comparison with the first quarter of 2004. Sun Media Corporation generated free cash flow from operations of $47.5 million during the quarter, compared with $48.6 million in the same quarter of 2003.

On a year-to-date basis, the Newspapers segment recorded revenues of $433.4 million, an increase of $12.2 million (2.9%). Operating income decreased $4.1 million (3.8%) to $104.6 million, mainly because of the losses incurred by the free dailies, partially offset by the higher revenues and the contribution of Annex Publishing & Printing.

Broadcasting

In the Broadcasting segment, quarterly revenues climbed $2.0 million (2.2%) to $94.4 million, mainly because of an 11.6% increase in broadcasting revenues, which more than offset a decrease in publishing and distribution revenues. The segment generated operating income of $29.7 million. The $3.0 million (11.2%) increase was due primarily to a $5.0 million (23.5%) increase in operating income from broadcasting operations.

For the first two quarters of 2004, the Broadcasting segment’s revenues increased $3.6 million (2.0%) to $180.3 million. Operating income was $42.1 million, a 2.2% improvement.

Other segments of Quebecor Media Inc.

The results of the Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals segments are reported in the consolidated financial statements. Highlights of the year include:

»	Leisure and Entertainment: revenues up 12.6% at Archambault Group Inc., mainly because of a 21.8% increase in revenues from distribution operations and a 6.2% increase in sales at the retail locations. The Books segment increased its revenues and operating income.

»	Business Telecommunications: operating income up for the third consecutive quarter, rising $0.5 million (14.7%) from the same quarter of 2003 despite a $2.3 million drop in revenues.

»	Web Integration/Technology: Nurun Inc. increased its revenues by 14.5% and operating income by $0.5 million, mainly because of the acquisition of Ant Farm Interactive LLC on April 28, 2004.

»	Internet/Portals: Netgraphe Inc. increased its revenues by 17.6% and operating income by $0.2 million. On May 25, 2004, Quebecor Media offered to acquire, through a wholly owned subsidiary, all the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe at a price of $0.63 per share. The offer expires on July 30, 2004.

Financial position

In the first half of the year, Quebecor Media made net debt repayments totalling $159.5 million, including mandatory payments of $25.0 million and $1.7 million by Vidéotron and Sun Media Corporation. As well, net voluntary repayments of bank credit facilities in the amount of $97.0 million, $18.2 million and $17.6 million were made by Quebecor Media, Sun Media Corporation and TVA Group Inc. respectively. The repayments were partially offset by the effect of the amortization of discounts on debt and the negative impact of exchange-rate fluctuations on the value of the debt denominated in a foreign currency.

Quebecor World Inc.

Quebecor World’s second-quarter revenues rose US$27.9 million (1.8%) to US$1.54 billion, mainly because of the favourable impact of the fluctuation of currencies other than the U.S. dollar. Excluding this factor, revenues were flat, despite generally higher volumes, as a result of pricing pressures.

Quebecor World generated operating income of US$193.0 million in the second quarter. The US$68.9 million (55.5%) increase was due, among other things, to effective restructuring programs, work-force reductions, cost-control efforts, and the recording of specific charges in the amount of US$7.0 million, compared with US$49.0 million in the same quarter of 2003. Gross operating margins increased to 19.9% from 17.5% in 2003. Selling, general and administrative expenses were reduced by US$27.9 million (19.8%). Free cash flow from operations was US$71.3 million, compared with US$72.3 million in the second quarter of 2003.

Stated in Canadian dollars, Quebecor World’s revenues were $2.09 billion, a $24.3 million decrease due essentially to the impact of currency translation. Operating income was up $89.8 million (52.2%) to $261.7 million.

Quebecor World recorded a reserve for restructuring, impairment of assets and other charges in the amount of $70.4 million in the second quarter of 2004, compared with $110.6 million in the same quarter of 2003. The new restructuring initiatives included the closure of the Effingham, Illinois, facility in the Magazine platform, an important downsizing at the Kingsport, Tennessee, facility in the Book platform and other work-force reductions across the organization. These second-quarter restructuring initiatives affected 1,363 employees in total; however, Quebecor World estimates that 457 new jobs will be created at other facilities.

On a year-to-date basis, Quebecor World’s revenues were US$3.09 billion, a US$41.3 million (1.4%) increase. Operating income was US$374.1 million, compared with US$279.9 million in the first six months of 2003; the bulk of the US$94.2 million (33.7%) increase was achieved in the second quarter. The 2003 results were affected by the recognition of specific charges totalling US$54.0 million, compared with US$4.0 million in 2004. Stated in Canadian dollars, Quebecor World’s year-to-date revenues were down $308.6 million to $4.14 billion, due mainly to the impact of currency translation, while operating income totalled $500.2 million, a $92.6 million (22.7%) increase.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries in the second quarter and first half of 2004, please refer to Management’s Discussion and Analysis and to the complete consolidated financial statements of Quebecor on the Company’s Web site at http://www.quebecor.com/htmen/0_0/7_0_1.asp?NewsID=601

Conference call and Webcast

Quebecor Inc. will hold a conference call to discuss its second quarter 2004 results on Thursday, July 29, 2004, at 11:30 EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 888 633 8342. A tape recording of the call will be available July 29 through August 6, 2004 by dialling 1 800 558 5253 and entering pass code 21203204. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/htmen/0_0/5_0_14.asp. It is advisable to make sure appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Definitions

Operating income

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, gains (losses) on sales of businesses, of shares of subsidiaries and of a portfolio investment, net gain on debt refinancing and on purchase of the Preferred Shares of a subsidiary, and income taxes. Dividends on Preferred Shares of subsidiaries, non-controlling interest and the results of discontinued operations are not considered in the computation of operating income. Since the third quarter of 2003, amortization charges applicable to videocassettes owned by the Le SuperClub Vidéotron subsidiary, previously recorded under amortization, have been entered under cost of sales. Starting in the first quarter of 2004, amortization charges applicable to deferred client incentives and expenses related to accounts receivable securitization programs are now deducted for the purpose of calculating operating income. The figures for prior periods of 2003 and 2002 have been reclassified to reflect these changes in the definition of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Free cash flow from operations

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions, dividends on equity shares and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

Forward-looking statements

This report contains forward-looking statements which are subject to known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from the forecasted results. Those risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors and general changes in the economic environment.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Quebec and a major Internet Service Provider; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., the largest French-language general-interest television network in Quebec; Netgraphe Inc., operator of the CANOE network of English- and French-language Internet properties in Canada; Nurun Inc., a leading Web agency in Canada and Europe. Quebecor Media is also engaged in book publishing, in magazine publishing through TVA Publishing Inc., in distribution and retailing of cultural products through Archambault Group Inc., the largest chain of music stores in eastern Canada, and through Le SuperClub Vidéotron ltée chain of video rental and sales stores, and in business telecommunications through Videotron Telecom Ltd. Quebecor Inc. has operations in 17 countries.

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs (514) 380-1974 (514) 236-8742 (cell) lavoie.luc@quebecor.com

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars, except per share data)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003 (restated)	2004	2003 (restated)

REVENUES

Printing	$2,092.2	$2,116.5	$4,137.9	$4,446.5
Cable Television	210.4	198.5	419.1	393.5
Newspapers	233.2	225.2	433.4	421.2
Broadcasting	94.4	92.4	180.3	176.7
Leisure and Entertainment	51.5	44.5	99.0	86.0
Business Telecommunications	17.8	20.1	34.6	41.9
Web Integration/Technology	13.4	11.7	25.0	23.6
Internet/Portals	8.0	6.8	16.1	13.8
Head Office	—	—	0.1	0.1
Inter-segment	(32.3)	(30.5)	(62.4)	(59.1)

	2,688.6	2,685.2	5,283.1	5,544.2
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(2,235.6)	(2,348.9)	(4,460.1)	(4,838.1)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	453.0	336.3	823.0	706.1

Amortization	(171.2)	(174.9)	(334.2)	(353.4)
Financial expenses	(140.4)	(137.7)	(271.8)	(283.8)
Reserve for restructuring of operations, impairment of assets and
other special charges	(70.4)	(111.4)	(76.0)	(111.9)
Gain on disposal of a portfolio investment	1.3	—	1.3	—
Net (loss) gain on debt refinancing	—	—	(2.6)	7.5

INCOME (LOSS) BEFORE INCOME TAXES	72.3	(87.7)	139.7	(35.5)
Income taxes:
Current	31.0	21.7	43.3	27.4
Future	(6.0)	(51.8)	3.4	(53.6)

	25.0	(30.1)	46.7	(26.2)

	47.3	(57.6)	93.0	(9.3)
Dividends on preferred shares of subsidiaries	(11.9)	(12.4)	(23.8)	(24.7)
Non-controlling interest	(28.4)	39.5	(56.8)	14.6

INCOME (LOSS) FROM CONTINUING OPERATIONS	7.0	(30.5)	12.4	(19.4)
(Loss) gain from discontinued operations	(0.4)	1.7	(0.6)	1.6

NET INCOME (LOSS)	$6.6	$(28.8)	$11.8	$(17.8)

EARNINGS PER SHARE
Basic and diluted
From continuing operations	$0.11	$(0.47)	$0.19	$(0.30)
Net income (loss)	$0.10	$(0.45)	$0.18	$(0.28)

Weighted average number of shares outstanding (in millions)	64.6	64.6	64.6	64.6

1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003 (restated)	2004	2003 (restated)

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain on disposal of a portfolio investment, and net (loss) gain on debt refinancing:
Printing	$261.7	$171.9	$500.2	$407.6
Cable Television	91.1	69.5	163.8	134.6
Newspapers	64.9	64.0	104.6	108.7
Broadcasting	29.7	26.7	42.1	41.2
Leisure and Entertainment	2.0	2.4	4.1	3.9
Business Telecommunications	3.9	3.4	7.1	9.2
Web Integration/Technology	0.7	0.2	1.1	0.5
Internet/Portals	0.9	0.7	2.1	1.1
General corporate expenses	(1.9)	(2.5)	(2.1)	(0.7)

	$453.0	$336.3	$823.0	$706.1

Amortization
Printing	$115.5	$119.8	$225.0	$243.3
Cable Television	36.5	34.2	69.9	67.9
Newspapers	6.4	6.5	12.8	13.1
Broadcasting	3.0	3.1	6.1	6.2
Leisure and Entertainment	0.9	1.1	1.9	2.1
Business Telecommunications	8.2	8.9	16.8	18.0
Web Integration/Technology	0.4	0.7	0.7	1.4
Internet/Portals	0.2	0.3	0.4	0.7
Head Office	0.1	0.3	0.6	0.7

	$171.2	$174.9	$334.2	$353.4

Additions to property, plant and equipment
Printing	$44.7	$135.5	$86.9	$247.6
Cable Television	30.5	20.3	62.5	37.3
Newspapers	4.8	3.0	8.5	4.4
Broadcasting	2.2	1.4	3.6	3.4
Leisure and Entertainment	0.6	—	1.4	0.4
Business Telecommunications	4.6	4.7	8.6	9.4
Web Integration/Technology	0.3	0.3	0.6	0.4
Internet/Portals	0.2	—	0.3	—
Head Office	0.5	—	0.5	—

	$88.4	$165.2	$172.9	$302.9

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003 (restated)	2004	2003 (restated)

Retained earnings at beginning of period
As previously reported	$1,133.5	$1,086.4	$1,128.3	$1,073.9
Restatement due to change in accounting policy	—	(13.5)	—	(12.0)

As restated	1,133.5	1,072.9	1,128.3	1,061.9
Net income (loss)	6.6	(28.8)	11.8	(17.8)

Retained earnings at end of period	$1,140.1	$1,044.1	$1,140.1	$1,044.1

2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003 (restated)	2004	2003 (restated)

Cash flows related to operations:
Income from continuing operations	$7.0	$(30.5)	$12.4	$(19.4)
Adjustments for:
Amortization of property, plant and equipment	170.5	171.3	331.6	346.3
Amortization of deferred charges and of other assets	0.7	3.6	2.6	7.1
Amortization of deferred financing costs and long-term debt discount	15.7	13.0	31.1	30.2
Amortization of deferred client incentives	8.5	7.6	16.6	16.5
Losses (gains) on foreign currency translation on unhedged long-term debt
and ineffective derivative instruments	8.5	(6.1)	10.2	(12.4)
Losses on sale of other assets	1.9	3.8	10.6	6.0
Non-controlling interest	28.4	(39.5)	56.8	(14.6)
Interest on redeemable preferred shares of a subsidiary	—	5.9	—	13.3
Impairment of assets and non-cash portion of
restructuring and other charges	55.6	72.2	55.6	72.2
Net loss (gain) on debt refinancing	—	—	2.6	(7.5)
Loss on revaluation of an additional amount payable	7.4	—	9.8	—
Future income taxes	(6.0)	(51.8)	3.4	(53.6)
Other	7.0	7.3	7.5	3.5

	305.2	156.8	550.8	387.6
Net change in non-cash balances related to operations (net of the effect
of business acquisitions and disposals)	(26.5)	227.8	(358.9)	(336.7)

Cash flows provided by continuing operations	278.7	384.6	191.9	50.9
Cash flows provided by (used in) discontinued operations	0.2	(0.7)	0.6	—

Cash flows provided by operations	278.9	383.9	192.5	50.9

Cash flows related to financing activities:
Net (reimbursement) borrowing on bank indebtedness	(0.3)	12.0	0.2	5.6
Net (repayments) borrowing under revolving bank facilities
and commercial paper	(126.8)	181.2	61.6	602.5
Issuance of long-term debt	—	96.6	—	787.4
Repayment of long-term debt	(48.1)	(254.4)	(109.5)	(1,163.3)
Deferred financing costs	—	—	—	(11.1)
Net (increase) reduction in prepayments under cross-currency swap agreements	—	(88.5)	3.5	(88.5)
Proceeds from issuance of capital stock	0.4	—	0.4	—
Issuance of capital stock by subsidiaries	6.1	200.8	11.6	206.5
Dividends paid to non-controlling shareholders	(17.6)	(18.2)	(33.4)	(38.6)

Cash flow (used in) provided by financing activities	(186.3)	129.5	(65.6)	300.5

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash equivalents acquired	(14.3)	(256.7)	(28.8)	(270.4)
Proceeds from disposal of businesses (net of the cash and cash equivalents
disposed of) and other assets	(8.9)	22.7	(8.9)	22.6
Additions to property, plant and equipment	(88.4)	(165.2)	(172.9)	(302.9)
Additions to others assets	(1.7)	(3.7)	(1.7)	(6.2)
Proceeds from disposal of temporary investments and other assets	52.3	3.2	202.2	94.0
Decrease in cash and cash equivalents and temporary investments
held in trust (net of acquisitions)	—	0.8	—	219.3
Other	1.1	(0.3)	0.3	1.0

Cash flows used in investing activities	(59.9)	(399.2)	(9.8)	(242.6)

Net increase in cash and cash equivalents	32.7	114.2	117.1	108.8

Effect of exchange rate changes on cash and cash equivalents denominated
in foreigh currencies	(18.0)	(42.4)	1.0	(44.0)
Cash and cash equivalents at beginning of period	196.5	183.9	93.1	190.9

Cash and cash equivalents at end of period	$211.2	$255.7	$211.2	$255.7

Cash and cash equivalents consist of:
Cash	$42.4	$33.6	$42.4	$33.6
Cash equivalents	168.8	222.1	168.8	222.1

	$211.2	$255.7	$211.2	$255.7

Cash interest payments	$61.4	$61.3	$220.1	$265.6
Cash payments (net of refunds) for income taxes	$61.6	$7.8	$84.9	$44.2

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	June 30 2004	December 31 2003

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$211.2	$93.1
Cash and cash equivalents and temporary investments held in trust
(market value of $10.7 million (11.3 million in 2003))	10.7	11.3
Temporary investments (market value of $0.1 million (194.6 million in 2003))	0.1	194.2
Accounts receivable	789.0	771.5
Income taxes receivable	36.7	26.4
Inventories and investments in televisual products and movies	651.1	649.2
Prepaid expenses	71.5	47.2
Future income taxes	126.8	206.9

	1,897.1	1,999.8

LONG-TERM INVESTMENTS (market value of $426.0 million
($467.5 million in 2003))	353.9	352.6
PROPERTY, PLANT AND EQUIPMENT	4,800.6	4,942.8
FUTURE INCOME TAXES	120.7	104.7
OTHER ASSETS	422.9	427.8
GOODWILL	7,451.1	7,343.7

	$15,046.3	$15,171.4

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$6.0	$5.9
Accounts payable and accrued charges	1,684.4	1,966.2
Income and other taxes	81.0	98.1
Future income taxes	8.4	8.1
Additionnal amount payable	78.5	68.7
Current portion of long-term debt and of convertible notes	77.2	98.2

	1,935.5	2,245.2

LONG-TERM DEBT	5,421.4	5,286.4
EXCHANGEABLE DEBENTURES	979.9	979.9
CONVERTIBLE NOTES	150.8	144.7
OTHER LIABILITIES	523.4	552.3
FUTURE INCOME TAXES	887.4	925.9
NON-CONTROLLING INTEREST	3,726.0	3,652.1

SHAREHOLDERS’ EQUITY
Capital stock	349.2	348.5
Retained earnings	1,140.1	1,128.3
Translation adjustment	(67.4)	(91.9)

	1,421.9	1,384.9

	$15,046.3	$15,171.4

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003 (restated)	2004	2003 (restated)

REVENUES

Cable Television	$210.4	$198.5	$419.1	$393.5
Newspapers	233.2	225.2	433.4	421.2
Broadcasting	94.4	92.4	180.3	176.7
Leisure and Entertainment	51.5	44.5	99.0	86.0
Business Telecommunications	17.8	20.1	34.6	41.9
Web Integration/Technology	13.4	11.7	25.0	23.6
Internet/Portals	8.0	6.8	16.1	13.8
Head Office	—	—	0.1	0.1
Inter-segment	(15.5)	(13.6)	(30.7)	(27.2)

	613.2	585.6	1,176.9	1,129.6
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(421.2)	(421.1)	(853.6)	(832.2)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	192.0	164.5	323.3	297.4

Amortization	(55.8)	(55.1)	(109.2)	(110.1)
Financial expenses	(87.7)	(67.7)	(163.3)	(144.4)
Reserve for restructuring of operations, impairment of
assets and other special charges	—	(0.8)	—	(1.3)
Gain on disposal of a portfolio investment	1.3	—	1.3	—
Net gain on debt refinancing	—	—	—	7.5

INCOME BEFORE INCOME TAXES	49.8	40.9	52.1	49.1
Income taxes:
Current	5.3	3.4	6.2	4.9
Future	15.1	6.0	15.1	1.8

	20.4	9.4	21.3	6.7

	29.4	31.5	30.8	42.4
Non-controlling interest	(11.8)	(11.2)	(17.5)	(17.0)

INCOME FROM CONTINUING OPERATIONS	17.6	20.3	13.3	25.4
(Loss) gain from discontinued operations	(0.7)	3.0	(1.1)	2.8

NET INCOME	$16.9	$23.3	$12.2	$28.2

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003 (restated)	2004	2003 (restated)

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain on disposal of a portfolio investment, and net gain on debt refinancing:
Cable Television	$91.1	$69.5	$163.8	$134.6
Newspapers	64.9	64.0	104.6	108.7
Broadcasting	29.7	26.7	42.1	41.2
Leisure and Entertainment	2.0	2.4	4.1	3.9
Business Telecommunications	3.9	3.4	7.1	9.2
Web Integration/Technology	0.7	0.2	1.1	0.5
Internet/Portals	0.9	0.7	2.1	1.1
General corporate expenses	(1.2)	(2.4)	(1.6)	(1.8)

	$192.0	$164.5	$323.3	$297.4

Amortization
Cable Television	$36.5	$34.2	$69.9	$67.9
Newspapers	6.4	6.5	12.8	13.1
Broadcasting	3.0	3.1	6.1	6.2
Leisure and Entertainment	0.9	1.1	1.9	2.1
Business Telecommunications	8.2	8.9	16.8	18.0
Web Integration/Technology	0.4	0.7	0.7	1.4
Internet/Portals	0.2	0.3	0.4	0.7
Head Office	0.2	0.3	0.6	0.7

	$55.8	$55.1	$109.2	$110.1

Additions to property, plant and equipment
Cable Television	$30.5	$20.3	$62.5	$37.3
Newspapers	4.8	3.0	8.5	4.4
Broadcasting	2.2	1.4	3.6	3.4
Leisure and Entertainment	0.6	—	1.4	0.4
Business Telecommunications	4.6	4.7	8.6	9.4
Web Integration/Technology	0.3	0.3	0.6	0.4
Internet/Portals	0.2	—	0.3	—
Head Office	—	—	0.1	—

	$43.2	$29.7	$85.6	$55.3

CONSOLIDATED STATEMENT OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003 (restated)	2004	2003 (restated)

Deficit at beginning of period
As previously reported	$2,602.5	$2,772.4	$2,597.8	$2,780.0
Restatement due to change in accounting policy	—	24.4	—	21.7

As restated	2,602.5	2,796.8	2,597.8	2,801.7
Net income	(16.9)	(23.3)	(12.2)	(28.2)

Deficit at end of period	$2,585.6	$2,773.5	$2,585.6	$2,773.5

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003 (restated)	2004	2003 (restated)

Cash flows related to operations:
Income from continuing operations	$17.6	$20.3	$13.3	$25.4
Adjustments for:
Amortization of property, plant and equipment	54.6	52.2	106.4	104.5
Amortization of deferred charges and of other assets	1.2	2.9	2.8	5.6
Amortization of deferred financing costs and long-term debt discount	14.2	11.5	28.1	27.1
Losses (gains) on foreign currency translation on unhedged long-term debt
and ineffective derivative instruments	8.8	(9.3)	10.0	(18.0)
Losses on sale of other assets	2.3	3.6	10.9	5.9
Non-controlling interest	11.8	11.3	17.5	17.0
Loss on revaluation of the additional amount payable	7.4	—	9.8	—
Interest on redeemable preferred shares of a subsidiary	—	6.6	—	16.3
Net gain on debt refinancing	—	—	—	(7.5)
Future income taxes	15.1	6.0	15.1	1.8
Other	6.0	8.5	5.7	7.3

	139.0	113.6	219.6	185.4

Net change in non-cash balances related to operations (net of the effect
of business acquisitions and disposals)	6.9	21.7	(72.6)	(104.6)

Cash flows provided by continuing operations	145.9	135.3	147.0	80.8
Cash flows provided by (used in) discontinued operations	0.2	(0.7)	0.6	—

Cash flows provided by operations	146.1	134.6	147.6	80.8

Cash flows related to financing activities:
Net (reimbursement) borrowing on bank indebtedness	(0.3)	10.8	0.6	4.7
Issuance of long-term debt	—	95.0	2.9	796.8
Repayment of long-term debt	(132.7)	(276.6)	(162.4)	(1,183.4)
Deferred financing costs	—	—	—	(11.1)
Net (increase) reduction in prepayments under cross-currency swap agreements	—	(88.5)	3.5	(88.5)
Proceeds from issuance of capital stock	—	215.8	—	431.9
Issuance of capital stock by subsidiaries	1.4	—	2.6	—
Dividends paid to non-controlling shareholders	(1.3)	(1.3)	(2.4)	(2.6)
Decrease in advance receivable from parent company	—	(0.4)	—	(4.3)

Cash flow used in financing activities	(132.9)	(45.2)	(155.2)	(56.5)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash equivalents acquired	(12.0)	(8.7)	(25.7)	(17.7)
Proceeds from disposal of businesses (net of the cash and cash equivalents
disposed of) and other assets	(8.9)	22.8	(8.9)	22.6
Additions to property, plant and equipment	(43.2)	(29.7)	(85.6)	(55.3)
Additions to others assets	(1.5)	(3.7)	(1.7)	(6.2)
Decrease in temporary investments	48.4	0.3	194.1	87.4
Proceeds from disposal of assets	3.1	2.1	6.2	4.7
Other	0.2	0.1	(0.5)	0.4

Cash flows (used in) provided by investing activities	(13.9)	(16.8)	77.9	35.9

Net (decrease) increase in cash and cash equivalents	(0.7)	72.6	70.3	60.2
Effect of exchange rate changes on cash and cash equivalents denominated
in foreigh currencies	0.3	(0.8)	0.5	(1.7)
Cash and cash equivalents at beginning of period	174.8	175.0	103.6	188.3

Cash and cash equivalents at end of period	$174.4	$246.8	$174.4	$246.8

Cash and cash equivalents consist of:
Cash	$17.1	$24.7	$17.1	$24.7
Cash equivalents	157.3	222.1	157.3	222.1

	$174.4	$246.8	$174.4	$246.8

Cash interest payments	$22.8	$22.1	$113.0	$128.5
Cash payments (net of refunds) for income taxes	$4.6	$5.5	$17.5	$(2.9)

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	June 30 2004	December 31 2003

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$174.4	$103.6
Temporary investments (market value of $0.1 million (194.6 million in 2003))	0.1	194.2
Accounts receivable	302.8	316.9
Income taxes receivable	26.4	18.2
Inventories and investments in televisual products and movies	113.6	126.1
Prepaid expenses	36.3	22.9
Future income taxes	56.5	68.6

	710.1	850.5

LONG-TERM INVESTMENTS (market value of $14.4 million
($12.8 million in 2003))	14.1	12.8
PROPERTY, PLANT AND EQUIPMENT	1,524.5	1,562.9
FUTURE INCOME TAXES	94.4	96.8
OTHER ASSETS	167.0	172.7
GOODWILL	3,915.9	3,906.2

	$6,426.0	$6,601.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$4.8	$4.2
Accounts payable and accrued charges	433.6	514.4
Deferred revenue	126.7	119.9
Income and other taxes	11.0	17.9
Advances payable to parent company and companies
under common control	15.3	16.4
Additionnal amount payable	78.5	68.7
Current portion of long-term debt	53.1	60.0

	723.0	801.5

LONG-TERM DEBT	2,640.8	2,696.8
OTHER LIABILITIES	187.3	236.2
FUTURE INCOME TAXES	271.7	270.6
NON-CONTROLLING INTEREST	195.9	201.8

SHAREHOLDERS’ EQUITY
Capital stock	1,773.7	1,773.7
Contributed surplus	3,220.7	3,220.6
Deficit	(2,585.6)	(2,597.8)
Translation adjustment	(1.5)	(1.5)

	2,407.3	2,395.0

	$6,426.0	$6,601.9

4

Supplementary Disclosure

Quarter / 6-Month Period
Ended June 30, 2004

For additional information, please contact

Mark D’Souza, Vice President and Treasurer, at (514) 380-1912 or

Jean-François Pruneau, Assistant Treasurer, Corporate Finance, at (514) 380-4144

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor
statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the
Company’s public filings with the Securities Exchange
Commission.

/2

QUEBECOR MEDIA INC.

Supplementary Disclosure

June 30, 2004

Debt Schedule

(in millions)

Quebecor Media

Revolving Credit Facility due 2006 (Availability: $135)

—

Senior Notes/Senior Discount Notes due 2011

$1,258.2

1,258.2

Vidéotron

Revolving Credit Facility due 2008 (Availability: $100)

—

Term Loan C due 2008

330.6

6 7/8% Senior Notes due 2014

443.0

9 1/8% CF Cable Notes due 2007

102.9

876.6

Sun Media

Revolving Credit Facility due 2008 (Availability: $75)

—

Term Loan due 2009

279.7

7 5/8% Senior Notes due 2013

272.6

552.3

TVA

6.9

Other

4.8

Total Quebecor Media

$2,698.8

Additional Amount Payable (Vidéotron Telecom)

78.5

Cross-Currency Derivative Instruments (Net Book Value)

(1)

121.5

Cash-on-Hand

Quebecor Media

174.4

Vidéotron

$16.6

Sun Media

16.0

Quebecor Media Parent

97.8

Vidéotron Telecom

7.0

Other

37.1

$174.4

(1)

Classified under "Other assets" and "Other liabilities" in Quebecor's financial statements

VIDÉOTRON

Supplementary Disclosure

June 30, 2004

Operating Results

2004

2003

Jun 30

Mar 31

Dec 31

Sept 30

Jun 30

Homes Passed ('000)

2,366

2,357

2,351

2,344

2,337

Basic Subscribers ('000)

1,429

1,437

1,433

1,423

1,412

Basic Penetration

60.4%

61.0%

61.0%

60.7%

60.4%

Extended Tier Subscribers ('000)

1,170

1,177

1,172

1,157

1,146

Extended Tier Penetration

81.9%

81.9%

81.8%

81.3%

81.2%

Digital Set-Top Boxes ('000)

309

293

257

228

208

Digital Penetration

21.7%

20.4%

17.9%

16.0%

14.7%

HSD Subscribers ('000)

447

433

406

379

352

HSD Penetration

31.3%

30.1%

28.3%

26.6%

24.9%

2nd Quarter

YTD

2004

2003

VAR

2004

2003

VAR

(in millions)

Revenues

$210.4

$198.5

6.0%

$419.1

$393.5

6.5%

Cable

141.5

139.3

1.6%

283.3

279.0

1.5%

Internet

53.4

45.4

17.5%

106.0

86.1

23.2%

Other

15.6

13.8

12.8%

29.8

28.4

4.8%

EBITDA

$91.1

$69.5

31.2%

$163.8

$134.6

21.7%

EBITDA Margin (%)

43.3%

35.0%

39.1%

34.2%

CAPEX (NCTA Standard Reporting Categories)

Customer Premise Equipement

$9.0

$9.3

$16.7

$15.2

Scalable Infrastructure

8.5

3.6

19.2

8.3

Line Extensions

3.9

2.1

6.7

3.9

Upgrade / Rebuild

5.4

2.7

10.8

4.1

Support Capital

2.1

2.2

5.4

4.3

Total - NCTA Classification

$28.9

$19.9

44.7%

$58.8

$35.9

63.9%

Other

1.6

0.3

3.7

1.4

Total - Capital Expenditures

$30.5

$20.2

50.5%

$62.5

$37.3

67.6%

2-Way Capability

97.0%

97.0%

97.0%

97.0%

Cable ARPU

(1)

$32.88

$32.61

$32.90

$32.53

Total ARPU

(1)

$45.29

$43.25

$45.21

$42.56

(1) 2004 ARPUs reflect accounting changes relative to the recognition of installation revenue for which 2003 results were not restated. Without this change, YTD 2004 Cable and Total ARPU would have been 0,44$ and
0,53$ higher, respectively.

/3

/4

SUN MEDIA CORPORATION

Supplementary Disclosure

June 30, 2004

Operating Results

2nd Quarter

YTD

2004

2003

VAR

2004

2003

VAR

Lineage ('000)

Urban Dailies

44,443

46,157

-3.7%

83,477

87,231

-4.3%

(in millions)

Revenues

$233.2

$225.2

3.5%

$433.4

$421.2

2.9%

Advertising

164.7

158.2

4.1%

301.7

292.2

3.3%

Urban Dailies

(1)

$167.9

$165.2

1.7%

$315.1

$311.8

1.1%

Community Newspapers

(1)

65.2

60.1

8.5%

118.2

109.5

8.0%

EBITDA

$64.9

$64.0

1.3%

$104.6

$108.7

-3.8%

EBITDA Margin (%)

27.8%

28.4%

24.1%

25.8%

Change in Newsprint Expense

-0.6%

2.7%

(1)

Excluding transactions between Urban Dailies and Community Newspapers

* Revenues and EBITDA from continuing operations only

/5

QUEBECOR MEDIA INC.

Supplementary Disclosure

June 30, 2004

Shares Held in Subsidiaries

Number

of Shares

%

%

Owned

Equity

Voting

TVA

38.6%

99.9%

Netgraphe

75.6%

97.8%

Nurun

(3)

57.3%

57.3%

(1)

Excluding 24,955,978 shares that are indirectly held by TVA

(2)

% Equity and % Voting include Quebecor Media's interest in the 24,955,978 shares that are indirectly held by TVA

(3)

Excluding 500,000 shares held by Quebecor World

19,076,605

12,226,617

158,631,366

(1)

(2)

(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR INC.

(Signed) Claudine Tremblay
————————————————
By:   Claudine Tremblay
         Director, Corporate Services and
         Assistant Corporate Secretary

Date: July 29, 2004